Filed pursuant to Rule 424(b)(3)
Registration No. 333-284083

1,750,000 Shares of Common Stock

This prospectus relates to the resale, from time to time, by the Selling Stockholder named herein (the “Selling Stockholder”) of an aggregate of 1,750,000 shares of common stock issuable upon the exercise of outstanding warrants (the “Warrants”) issued in a private placement conducted on December 4, 2024.

We are not selling any securities under this prospectus and we will not receive proceeds from the sale of the shares of our common stock by the Selling Stockholder. However, we may receive proceeds from the cash exercise of the Warrants, which, if exercised in cash at the current applicable exercise price with respect to all of the 1,750,000 shares of common stock, would result in gross proceeds to us of approximately $175,000.

We will pay the expenses of registering the shares of common stock offered by this prospectus, but all selling and other expenses incurred by the Selling Stockholder will be paid by the Selling Stockholder. The Selling Stockholder may sell the shares of our common stock offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under “Plan of Distribution.” The prices at which the Selling Stockholder may sell shares will be determined by the prevailing market price for our common stock or in negotiated transactions.

Our common stock is quoted on The Nasdaq Capital Market, or Nasdaq, under the symbol “FTCI.” On January 6, 2025, the last reported sale price for our common stock on Nasdaq was $5.73. There is no established public trading market for the Warrants, and we do not expect a market to develop. In addition, we do not intend to list the Warrants on Nasdaq, any other national securities exchange or any other nationally recognized trading system.

Our principal executive office is located at 9020 N Capital of Texas Hwy, Suite I-260, Austin, TX 78759, and our telephone number is (737) 787-7906.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and will be subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 7, 2025

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission (the “SEC”). You should read this prospectus and the information and documents incorporated herein by reference carefully. Such documents contain important information you should consider when making your investment decision. See “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference” in this prospectus.

The Selling Stockholder may use this registration statement to offer and sell from time to time up to 1,750,000 shares of our common stock. We will not receive any of the proceeds from the sale by the Selling Stockholder of the shares of common stock offered hereby. The Selling Stockholder will deliver a supplement with this prospectus, if required, to update the information contained in this prospectus. The Selling Stockholder may sell the shares of common stock offered hereby through any means described under the heading “Plan of Distribution” or in any accompanying prospectus supplement. As used herein, the term “selling stockholder” includes the Selling Stockholder identified in this prospectus and their donees, pledgees, or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer.

Neither we nor the Selling Stockholder have authorized anyone to provide you with any information other than that contained in or incorporated by reference into this prospectus, any accompanying prospectus supplement and any free writing prospectus prepared by or on behalf of us. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Stockholder are making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

The information contained in this prospectus, any accompanying prospectus supplement, the documents incorporated by reference and any related free writing prospectus is accurate only as of their respective dates. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement, the documents incorporated by reference and any related free writing prospectus is accurate as of any other date. Our business, strategies, prospects, financial condition, results of operations or cash flows may have changed materially since those dates.

When used in this prospectus, unless the context otherwise requires, all references to “FTC Solar,” “we,” “us,” “our,” the “Company” and similar designations refer to FTC Solar, Inc., a Delaware corporation, and, where appropriate, its consolidated subsidiaries.

Market, Industry and Other Data

This prospectus includes or incorporates by reference estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies and our own estimates based on our management’s knowledge of, and experience in, the industry and markets in which we compete. In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources, and on our knowledge of, and our experience to date in, the markets for our products. Market data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market data. In addition, customer preferences are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Accordingly, you are cautioned not to place undue reliance on such market data. References to our being a leader in a market or product category refer to our belief that we have a leading market share position in such specified market based on sales dollars, unless the context otherwise requires.

Trademarks, Service Marks and Trade Names

This prospectus includes our trademarks and trade names, including, but not limited to, Voyager Tracker, Pioneer Tracker, SunDAT, SunPath and FTC Solar, which are protected under applicable intellectual property laws. This prospectus also may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, we are required to file reports, including annual reports on Form 10-K, and other information with the SEC. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system, and all information filed with the SEC can be obtained over the internet at this website. We also maintain a website at www.ftcsolar.com, but information contained on, or linked from, our website is not incorporated by reference in this prospectus or any prospectus supplement. You should not regard any information on our website as a part of this prospectus or any prospectus supplement.

This prospectus is part of a registration statement that we filed with the SEC and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect a copy of the registration statement through the SEC’s website at www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference into the prospectus the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on March 15, 2024 (the “2023 Annual Report”);

•

our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, filed with the SEC on May 10, 2024, August 8, 2024 and November 12, 2024, respectively;

•	the portions of the Definitive Proxy Statement on Schedule 14A, filed on April 26, 2024, that are incorporated by reference into the 2023 Annual Report;

•

our Current Reports on Form 8-K, filed with the SEC on May 15, 2024, May 30, 2024, June  6, 2024, June 24, 2024, July  23, 2024, August 15, 2024, August 16, 2024, November 12, 2024, November 27, 2024 and December 4, 2024 (other than information “furnished” under Items 2.02 or 7.01, or corresponding information furnished under Item 9.01 or included as an exhibit); and

•	the description of common stock set forth in the Description of Registrant’s Securities, filed as Exhibit 4.2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, shall be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference in this prospectus but not delivered with this prospectus. You should direct requests for those documents to FTC Solar, Inc., 9020 N Capital of Texas Hwy, Suite I-260, Austin, Texas 78759, Attention: Bill Michalek (telephone: (737) 787-7906). Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have specifically been incorporated by reference into such documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein may contain forward-looking statements. All statements other than statements of historical or current facts contained or incorporated by reference in this prospectus and any accompanying prospectus supplement may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the offering, liquidity, growth and profitability strategies and factors and trends affecting our business are forward-looking statements. Forward-looking statements can be identified in some cases by the use of words such as “believe,” “can,” “could,” “potential,” “plan,” “predict,” “goals,” “seek,” “should,” “may,” “may have,” “would,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” the negative of these words, other similar expressions or by discussions of strategy, plans or intentions.

The forward-looking statements contained or incorporated by reference in this prospectus and any accompanying prospectus supplement are only predictions. We base these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the factors set forth under the heading “Risk Factors” in our most recent Annual Report on Form 10-K. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Quarterly Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

These forward-looking statements speak only as of the date of this prospectus or, in the case of any accompanying prospectus supplement or documents incorporated by reference, the date of any such document. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statement, whether as a result of any new information, future events or otherwise.

OUR COMPANY

Overview

FTC Solar, Inc. (the “Company”, “we”, “our”, or “us”) was founded in 2017 and is incorporated in the state of Delaware. In April 2021, we completed an initial public offering (“IPO”), and our common stock began trading on the Nasdaq Global Market under the symbol “FTCI”.

On June 14, 2022, we closed on the acquisition of all of the outstanding stock of Shanghai Han Xiang New Energy Technology Co., Ltd. (“HX Tracker”), a China-based supplier of tracker systems, in order to extend our international market presence. The purchase price included approximately $3.5 million of cash, paid in July 2022, and the issuance in June 2022 of 1,000,000 shares of the Company’s common stock valued at approximately $4.4 million. In addition, as part of the purchase price, we paid the existing debt of HX Tracker owed to the previous owners, totaling approximately $0.8 million as of the acquisition date during the third quarter of 2022. In addition, certain former employees of HX Tracker, who became employees of the Company were eligible to receive up to 2.2 million RSUs which will vest over a two to four-year period based on future performance or service conditions. The goodwill recognized as part of the acquisition is attributable to expected synergies in the acquired company’s tracker offering and cross selling opportunities in various international markets and is not deductible for tax purposes.

On July 1, 2022, we closed on an acquisition of certain assets from Standard Sun, Inc. relating to their pile testing and equipment installation business. Total purchase price was approximately $0.8 million. Two employees of this business became employees of the Company following the acquisition.

In September 2022, we announced the introduction of Pioneer, our new one module-in-portrait (“1P”) solar tracker solution. We have also launched a new mounting solution to support the installation and use of U.S.-manufactured thin-film modules by project owners and, in August 2023, we introduced SUNOPS, a cloud-based, tracker-agnostic solar asset monitoring solution allowing asset owners and managers to evaluate the operation and performance of their solar deployments.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups (JOBS) Act. Under the JOBS Act, we elected to use the allowed extended transition period to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Description of the Business

We currently offer trackers and software solutions targeting the utility-scale solar energy markets to current and potential customers in the United States, Asia, Europe, the Middle East, North Africa, South Africa and Australia. Our Voyager tracking system is built upon a self-powered, two-panel in-portrait (“2P”) single-axis tracker design utilizing a 60-meter independent row architecture, which we believe provides numerous advantages to our customers. In addition, our recently launched Pioneer 1P solar tracker solution leverages technological advantages of Voyager and provides what we believe to be numerous cost savings benefits to our potential customers relative to other 1P solutions including faster assembly capability, a reduced pile count and embedment depth, and higher slope tolerance.

In addition, in August 2022, we entered into an agreement with a solar contracting company to provide our Voyager 2P solar tracking solution to the distributed generation market for sites providing under 20 megawatts of power in North America. We and our partner company are targeting multiple segments with this turnkey solution offering, including commercial and industrial, community solar programs, projects for independent power producers and smaller one-off projects for sectors such as agriculture.

We have continued to expand our domestic and international footprint, along with our customer outreach efforts, during 2023, which have included various large project awards in the United States and South Africa, and the formation of a Customer Advisory Board, chaired by the president of Powin, a global leader in energy storage systems, in order to support our future expected growth and our efforts to provide a world-class customer experience.

Our customers include project developers, solar asset owners and engineering, procurement and construction contractors that design and build solar energy projects. The vast majority of our revenue for the year ended December 31, 2023 was attributable to sales in the United States and Australia.

We currently operate in one business segment, the manufacturing and servicing of solar tracker systems.

We report both product and service revenue in our consolidated financial statements. Product revenue is derived from the sale of solar tracker systems and customized components for those systems, individual part sales for certain specific transactions and the sale of term-based software licenses. Service revenue includes revenue from shipping and handling services, engineering consulting and pile testing services, our subscription-based enterprise licensing model and maintenance and support services in connection with the term-based software licenses.

We incur costs associated with the revenue generated related to (i) the raw materials used in our solar tracker systems, including parts and components, (ii) personnel costs attributable to procurement, installation and delivery of finished products and services, (iii) freight and delivery, (iv) product warranty, (v) insurance, and (vi) customer support.

We currently outsource all manufacturing to contract manufacturing partners. We are focused on growing our U.S. manufacturing supply partners in order to reduce lead times for our customers, as well as other potential benefits. As an example, on February 9, 2023, we entered into a limited liability company agreement with Taihua New Energy (Thailand) Co., LTD, a leading steel fabricator and an existing vendor, and DAYV LLC, for the creation of Alpha Steel LLC (“Alpha Steel”), a Delaware limited liability company dedicated to producing steel components, including torque tubes, for utility-scale solar projects. The Alpha Steel facility, which is located outside of Houston in Sealy, Texas, began limited commercial production late in the fourth quarter of 2023.

Alpha Steel has manufactured additional products for us throughout 2024. Additionally, we plan to continue to partner with other U.S.-based manufacturers to further add to our domestic content capabilities and we will continue to use existing and new international manufacturers to expand our capacity, as needed, to address anticipated increases in future volume.

Market Factors

Our global market opportunity is driven by three primary factors: (i) overall growth in utility-scale solar projects, (ii) the increased usage of trackers as the preferred mounting system in utility-scale solar projects and (iii) our ability to execute our product roadmap by providing new products that improve performance and cost efficiency of solar power projects.

Governments across the globe have established policies to support a transition away from fossil fuels and towards low-carbon forms of energy, such as solar power. In the United States, various states have implemented Renewable Portfolio Standards, which require a specified percentage of the electricity sold by utilities to come from renewable sources by a certain date, as described further below. Additionally, the Inflation Reduction Act of 2022, passed by the U.S. Congress and signed into law by President Biden on August 16, 2022, expanded and extended the tax credits and other tax benefits available to solar energy projects and the solar energy supply chain. Other policies and actions of the federal government have had a negative impact on demand through creation of uncertainty as to the ability to import solar modules into the United States, as discussed below. Globally, renewable energy support has accelerated since the Paris Agreement under the United Nations Framework Convention on Climate Change, which became effective in 2016. These factors, along with efficiency improvements and cost reductions in the underlying photovoltaic cell technology used in solar energy production, have contributed to solar energy becoming the fastest growing and most affordable source of new electricity in America, according to the U.S. Department of Energy. In the Energy Infrastructure Update Report for December 2023, issued by the Federal Energy Regulatory Commission, solar provided 49.3% of new domestic generating capacity in 2023 in the United States, more than any other energy source and solar capacity additions in 2023 were 50% greater than the year before. According to the August 2024 Short-Term Energy Outlook published by the U.S. Energy Information Administration, solar power is the fastest-growing source of electricity in the United States.

Solar trackers have been gaining market share versus fixed-tilt mounting systems due to their ability to optimize energy production, accommodate more varied terrain and offer a more attractive return on investment. The United States currently represents the largest portion of the solar tracker market while continued growth is expected in Europe, the Middle East, Africa, Asia and Australia. We believe we are well positioned to benefit from the accelerating adoption of both one and two-panel in-portrait tracker systems, bifacial panels and larger-format or higher-powered bifacial panels.

Our growth strategy is based on (i) increasing our market share in the United States, (ii) continuing our international expansion, (iii) enhancing our tracker product offerings, (iv) reducing our operating costs through operating leverage, (v) expanding our software offering by supporting lean construction, operating, maintenance and lifecycle management and improving the attachment rate of enhanced software to tracker sales, (vi) expanding our sales to the distributed generation market, and (vii) identifying additional strategic acquisitions or other opportunities.

Project Timing

Our level of manufacturing and logistics activity, and thus our revenue, can be significantly impacted by delays or changes in the expected timing of customer project development activity. In recent periods our customers have encountered delays in beginning or continuing project development caused by interconnection issues, including permit delays, equipment shortages, obtaining project financing at acceptable levels and addressing uncertainty in changes in government regulations, as described further below. Due to our limited number of large customers, such delays in project development activity can have a material impact on our quarterly and annual consolidated financial results.

Government Policies and Regulations

Changes in the U.S. trade environment, including the imposition of import tariffs, increases in existing tariffs, AD/CVD investigations and the UFLPA, which became effective in June 2022, can have an impact on the timing of developer projects. The UFLPA resulted in new rules for module importers and reviews by CBP. There is currently uncertainty in the market around achieving full compliance with UFLPA, whether related to sufficient traceability of materials or other factors. Escalating trade tensions, particularly between the United States and China, have led to increased tariffs and trade restrictions, including tariffs applicable to certain raw materials and components for our products. We have taken measures with the intention of mitigating the effect of tariffs and the impact of AD/CVD and UFLPA on our business by reducing our reliance on China and enhancing our U.S.-based supply chain, including through our investment in Alpha Steel. As an example, we have reduced our reliance on suppliers in China in terms of meeting our supply chain requirements from 90% in 2019 to less than 20% as of the date of this Quarterly Report. As of September 30, 2024, we have qualified suppliers outside of China for certain of our commodities and we continue to work to have second-source capability for all Chinese-manufactured components to help reduce the extent to which our supply chain for U.S.-based projects is subject to existing tariffs and to be able to quickly address potential future regulatory and governmental policy changes. We have entered into partnerships with manufacturers based in the United States, India, South Africa, Spain, Turkey, Thailand and Vietnam to diversify our supply chain and optimize costs. On June 6, 2022, President Biden issued an Executive Order allowing U.S. solar deployers to import solar modules and cells from

Cambodia, Malaysia, Thailand and Vietnam free from certain duties for 24 months, along with other incentives designed to accelerate U.S. domestic production of clean energy technologies. However, on December 29, 2023, Auxin Solar, Inc. and Concept Clean Energy, Inc. filed suit in the U.S. Court of International Trade challenging the legal basis for the moratorium and implementing regulations. If the suit proves successful, solar module importers could owe retroactive duties on goods that have already cleared customs.

The most notable incentive program impacting our U.S. business has historically been the ITC for solar energy projects, which allows taxpayers to offset their U.S. federal income tax liability by a certain percentage of their cost basis in solar energy systems placed in service for commercial use. The Inflation Reduction Act of 2022, passed by the U.S. Congress and signed into law by President Biden on August 16, 2022, expanded and extended the tax credits and other tax benefits available to solar energy projects and the solar energy supply chain. ITCs have been extended for such projects through at least 2032 and, depending on the location of a particular project and its ability to satisfy certain labor and domestic content requirements, the ITC percentage can range between 30% and 50%. U.S. manufacturers of specific solar components are now eligible to claim production tax credits as an alternative to the ITC. Implementing regulations for this law are, in certain cases, still being finalized and the impact of these regulations continue to be evaluated by developers of new solar projects and manufacturers of solar components. We believe our investment in and commitments made to Alpha Steel will allow us to obtain certain benefits as a result of the production tax credit program, subject to our level of purchases from Alpha Steel. We believe this law will bolster and extend future demand for our products in the United States, however as the implementing regulations for this law are not completely finalized, this creates uncertainty about the extent of its impact on our Company and the solar energy industry.

Seasonality

Our revenue may be impacted by seasonality and variability related to the timing of construction activity. Based on historical experience, we have experienced lower levels of customer purchasing during winter months in cold-weather climates as it is more costly to our customers to set foundations when the ground is frozen.

Competition

The tracker industry is highly specialized and dominated by a relatively small number of companies. Our direct tracker competitors include Array Technologies, Inc. and Nextracker Inc. We also compete indirectly with manufacturers of fixed-tilt mounting systems. We compete on the basis of product performance and features, total cost of ownership (usually measured by the levelized cost of energy), reliability and duration of product warranty, sales, manufacturing and distribution capabilities, training, customer support and the ability to identify, hire and retain qualified personnel.

Several of our existing and potential competitors are significantly larger than we are and may have greater financial, marketing, manufacturing, distribution and customer support resources, as well as broader brand recognition and greater market penetration, especially in certain markets.

Patents, Trademarks and Trade Names

We maintain a robust program of research and development to continue to enhance and expand our product offerings to our customers.

Corporate Information

We were incorporated under the laws of the State of Delaware on January 3, 2017 under the name FTC Solar, Inc. Our principal executive offices are located at 9020 N Capital of Texas Hwy, Suite I-260, Austin, Texas 78759. Our telephone number is (737) 787-7906. Our website address is www.ftcsolar.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus or any accompanying prospectus supplement, and you should not consider information on our website to be part of this prospectus or any accompanying prospectus supplement.

The Offering

Securities offered by the Selling Stockholder:	1,750,000 shares of common stock issuable upon the exercise of outstanding warrants (the “Warrants”).

Common stock outstanding:	12,853,823 shares of common stock

Common stock to be outstanding after the offering assuming exercise of the Warrants:	14,603,823 shares of common stock

Use of Proceeds:	We are not selling any securities under this prospectus and we will not receive proceeds from the sale of the shares of the shares of our common stock by the Selling Stockholder. However, we may receive proceeds from the cash exercise of the Warrants, which, if exercised in cash at the current applicable exercise price with respect to all of the 1,750,000 shares would result in gross proceeds to us of approximately $175,000. The proceeds from such Warrant exercise, if any, will be used for working capital and general corporate purposes.

Risk Factors:	Investing in our securities is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in the “Risk Factors” section on page 9 before deciding to invest in our securities.

Trading Symbol:	Our common stock is currently quoted on The Nasdaq Capital Market under the trading symbol “FTCI”.

The shares of common stock outstanding and the shares of common stock to be outstanding after this offering is based on 12,853,823 shares outstanding as of December 30, 2024 and excludes:

•	219,647 shares of common stock underlying stock options with an average weighted exercise price of $19.04 per share;

•	1,700,080 shares of common stock underlying restricted stock units;

•	621,649 shares of common stock available for grant under our equity compensation plans; and

•	1,750,000 shares of common stock underlying the Warrants.

RISK FACTORS

Investing in our securities involves risk. You should carefully consider the risk factors and uncertainties described under the heading “Item 1A. Risk Factors” in the 2023 Annual Report, which is incorporated into this prospectus by reference, as updated by our subsequent filings under the Exchange Act, and in any applicable prospectus supplement and in the other documents incorporated by reference into this prospectus, before investing in any of the securities that may be offered or sold pursuant to this prospectus. These risks and uncertainties and other risks and uncertainties not presently known to us or that we currently believe are immaterial, could materially affect our business, results of operations or financial condition and cause the value of our securities to decline.

Risks Related to our Common Stock and this Offering

If the trading price of our common stock fails to comply with the continued listing requirements of the Nasdaq Capital Market, we would face possible delisting, which would result in a limited public market for our common stock and make obtaining future debt or equity financing more difficult for us.

Our common stock is currently listed for trading on The Nasdaq Stock Market LLC (“Nasdaq”). We must satisfy applicable listing requirements of Nasdaq, to maintain the listing of our common stock on Nasdaq.

As we have previously reported, on December 22, 2023, we received a notice (the “Notice”) from Nasdaq indicating that, based upon the closing bid price of our common stock for the last 30 consecutive business days, we were not in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on The Nasdaq Global Market, as set forth in Nasdaq Listing Rule 5450(a)(1). We were provided a compliance period of 180 calendar days from the date of the Notice, or until June 19, 2024, to regain compliance with this minimum bid price requirement, pursuant to Nasdaq Listing Rule 5810(c)(3)(A).

On June 21, 2024, we received a notice (the “Extension Notice”) from Nasdaq indicating that Nasdaq granted the Company an additional 180 calendar days, or until December 17, 2024, to regain compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2), for continued listing on the Nasdaq Capital Market. In connection with the Extension Notice, and as previously reported, the listing of the Company’s common was transferred from the Nasdaq Global Market to the Nasdaq Capital Market, effective as of May 31, 2024.

On December 16, 2024, our common stock closing bid price was above $1.00 for 10 consecutive business days, and on December 17, 2024, we received written notice from Nasdaq informing us that we had regained compliance with Rule 5550(a)(2).

If we cannot comply with the Nasdaq Marketplace Rules either now or in the future, our common stock would be subject to delisting and would likely trade on the over-the-counter market. If our common stock were to trade on the over-the-counter market, selling shares of our common stock could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in shares of our common stock, further limiting the liquidity of our common stock. As a result, the market price of our common stock may be depressed, and you may find it more difficult to sell shares of our common stock. Such delisting from the Nasdaq and continued or further declines in our stock price could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

There may be future sales of our securities or other dilution of our equity, which may adversely affect the market price of our common stock.

With limited exceptions, we are generally not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock. The market price of our common stock could decline as a result of sales of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock after this offering or the perception that such sales could occur.

A substantial number of shares of our common stock may be sold in this offering, which could cause the price of our common stock to decline.

In this offering, the Selling Stockholder may sell up to 1,750,000 shares of our common stock. This sale and any future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the price of our common stock on Nasdaq. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock.

Our management has significant flexibility in using the net proceeds of this offering.

We are not selling any securities under this prospectus and will not receive any proceeds from the sale of the shares of common stock offered by this prospectus by the Selling Stockholder. However, we may receive proceeds from the cash exercise of the Warrants, which, if exercised in cash at the current applicable exercise price with respect to all of the 1,750,000 shares, would result in gross proceeds to us of approximately $175,000. We currently intend to use the net proceeds, if any, for working capital and general corporate purposes. Our management will have significant flexibility in applying the net proceeds of this offering. Management’s failure to use these funds effectively would have an adverse effect on the value of our common stock and could make it more difficult and costly to raise funds in the future.

We do not intend to apply for any listing of the Warrants on any exchange or nationally recognized trading system, and we do not expect a market to develop for the unregistered warrants.

We do not intend to apply for any listing of the Warrants on Nasdaq or any other securities exchange or nationally recognized trading system, and we do not expect a market to develop for the Warrants. Without an active market, the liquidity of the Warrants will be limited. Further, the existence of the Warrants may act to reduce both the trading volume and the trading price of our common stock.

Certain provisions of the Warrants could discourage an acquisition of us by a third party.

Certain provisions of the Warrants could make it more difficult or expensive for a third party to acquire us. The Warrants prohibit us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under the Warrants. These and other provisions of the Warrants offered by this prospectus could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

SELECTED HISTORICAL FINANCIAL DATA

On November 29, 2024, we effected a 1-for-10 reverse stock split of our common stock (the “Reverse Stock Split”). The Reverse Stock Split did not impact the par value of our common stock or the authorized number of shares of common stock. Our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2023 and our unaudited condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024 that are incorporated by reference into this prospectus are presented without giving effect to the Reverse Stock Split.

The following selected historical financial data as of December 31, 2023 and 2022 and for the years then ended was derived from our audited historical consolidated financial statements that have been incorporated by reference into this prospectus, and adjusted to give effect to the Reverse Stock Split. The selected historical unaudited financial data as of and for the periods ended March 31, 2024, June 30, 2024 and September 30, 2024 was derived from our unaudited historical condensed consolidated financial statements that have been incorporated by reference into this prospectus, and adjusted to give effect to the Reverse Stock Split. All adjustments to the following selected historical financial data to give effect to the Reverse Stock Split have not been audited. No other changes to our historical financial statements were made in recasting the amounts set forth below.

Condensed Consolidated Statements of Comprehensive Loss Data	Years Ended December 31,
(in thousands, except shares)	2023	2022
Total revenue	$127,002	$123,066
Total cost of revenues	118,695	150,294
Gross profit (loss)	8,307	(27,228)
Total operating expenses	59,084	72,344
Loss from operations	(50,777)	(99,572)
Loss before income taxes	(50,628)	(99,178)
Net loss	(50,290)	(99,613)
Comprehensive loss	$(50,522)	$(99,681)
Per share information (unaudited):
Net loss per share:(1)
Basic and diluted	$(4.35)	$(9.82)
Weighted-average common shares outstanding:(1)
Basic and diluted	11,554,615	10,140,827

	Three Months Ended March 31,
	2024	2023
Total revenue	$12,587	$40,894
Total cost of revenues	14,695	38,859
Gross profit (loss)	(2,108)	2,035
Total operating expenses	10,394	14,432
Loss from operations	(12,502)	(12,397)
Loss before income taxes	(8,872)	(11,631)
Net loss	(8,771)	(11,762)
Comprehensive loss	$(8,952)	$(11,767)
Per share information (unaudited):
Net loss per share:(1)
Basic and diluted	$(0.70)	$(1.10)
Weighted-average common shares outstanding:(1)
Basic and diluted	12,556,938	10,679,120

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Total revenue	$11,430	$32,359	$24,017	$73,253
Total cost of revenues	13,773	30,158	28,468	69,017
Gross profit (loss)	(2,343)	2,201	(4,451)	4,236
Total operating expenses	9,581	12,568	19,975	27,000
Loss from operations	(11,924)	(10,367)	(24,426)	(22,764)
Loss before income taxes	(12,176)	(10,536)	(20,958)	(22,167)
Net loss	(12,241)	(10,414)	(21,012)	(22,176)
Comprehensive loss	$(12,205)	$(10,822)	$(21,157)	$(22,589)
Per share information (unaudited):
Net loss per share:(1)
Basic and diluted	$(0.97)	$(0.92)	$(1.67)	$(2.02)
Weighted-average common shares outstanding:(1)
Basic and diluted	12,617,128	11,266,930	12,581,608	10,963,234

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Total revenue	$10,136	$30,548	$34,153	$103,801
Total cost of revenues	14,442	27,169	42,910	96,186
Gross profit (loss)	(4,306)	3,379	(8,757)	7,615
Total operating expenses	10,670	19,656	30,645	46,656
Loss from operations	(14,976)	(16,277)	(39,402)	(39,041)
Loss before income taxes	(15,115)	(16,771)	(36,073)	(38,938)
Net loss	(15,359)	(16,937)	(36,371)	(39,113)
Comprehensive loss	$(15,152)	$(16,975)	$(36,309)	$(39,564)
Per share information (unaudited):
Net loss per share:(1)
Basic and diluted	$(1.21)	$(1.41)	$(2.88)	$(3.47)
Weighted-average common shares outstanding:(1)
Basic and diluted	12,738,030	11,979,383	12,623,500	11,279,457

(1)	Adjusted to give effect to the Reverse Stock Split.

Condensed Consolidated Balance Sheet Data (in thousands, except shares)	December 31, 2023	December 31, 2022
Current assets	$108,508	$118,690
Total assets	123,070	134,398
Current liabilities	54,665	60,340
Total liabilities	60,599	67,948
Preferred stock, par value of $0.0001 per share, 10,000,000 shares authorized; none issued as of December 31, 2023 and 2022, respectively(1)	—	—
Common stock, par value of $0.0001 per share; 850,000,000 shares authorized; 12,544,533 and 10,503,259 shares issued and outstanding as of December 31, 2023 and 2022, respectively(1)	13	11
Treasury stock, at cost, 1,076,257 shares as of December 31, 2023 and 2022, respectively(1)	—	—
Additional paid-in capital	361,886	315,345
Accumulated other comprehensive loss	(293)	(61)
Accumulated deficit	(299,135)	(248,845)
Total stockholders’ equity	62,471	66,450
Total liabilities and stockholders’ equity	$123,070	$134,398

March 31, 2024
(Unaudited)
Current assets	$100,229
Total assets	115,030
Current liabilities	54,532
Total liabilities	59,872
Preferred stock, par value of $0.0001 per share, 10,000,000 shares authorized; none issued as of March 31, 2024 and December 31, 2023, respectively(1)	—
Common stock, par value of $0.0001 per share; 850,000,000 shares authorized; 12,595,226 and 12,544,533 shares issued and outstanding as of March 31, 2024 and December 31, 2023, respectively(1)	13
Treasury stock, at cost, 1,076,257 shares as of March 31, 2024 and December 31, 2023, respectively(1)	—
Additional paid-in capital	363,525
Accumulated other comprehensive loss	(474)
Accumulated deficit	(307,906)
Total stockholders’ equity	55,158
Total liabilities and stockholders’ equity	$115,030

June 30, 2024
(Unaudited)
Current assets	$84,320
Total assets	100,350
Current liabilities	51,318
Total liabilities	56,109
Preferred stock, par value of $0.0001 per share, 10,000,000 shares authorized; none issued as of June 30, 2024 and December 31, 2023, respectively(1)	—
Common stock, par value of $0.0001 per share; 850,000,000 shares authorized; 12,700,258 and 12,544,533 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively(1)	13
Treasury stock, at cost, 1,076,257 shares as of June 30, 2024 and December 31, 2023, respectively(1)	—
Additional paid-in capital	364,813
Accumulated other comprehensive loss	(438)
Accumulated deficit	(320,147)
Total stockholders’ equity	44,241
Total liabilities and stockholders’ equity	$100,350

September 30, 2024
(Unaudited)
Current assets	$76,226
Total assets	91,693
Current liabilities	57,346
Total liabilities	61,285
Preferred stock, par value of $0.0001 per share, 10,000,000 shares authorized; none issued as of September 30, 2024 and December 31, 2023, respectively(1)	—
Common stock, par value of $0.0001 per share; 850,000,000 shares authorized; 12,772,359 and 12,544,533 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively(1)	13
Treasury stock, at cost, 1,076,257 shares as of September 30, 2024 and December 31, 2023, respectively(1)	—
Additional paid-in capital	366,132
Accumulated other comprehensive loss	(231)
Accumulated deficit	(335,506)
Total stockholders’ equity	30,408
Total liabilities and stockholders’ equity	$91,693

(1)	Adjusted to give effect to the Reverse Stock Split.

USE OF PROCEEDS

We are not selling any securities under this prospectus and will not receive any proceeds from the sale of shares of common stock offered by this prospectus by the Selling Stockholder. However, we may receive proceeds from the cash exercise of the Warrants, which, if exercised in cash at the current applicable exercise price with respect to all of the 1,750,000 shares of common stock, would result in gross proceeds to us of approximately $175,000. The proceeds from such Warrant exercises, if any, will be used for working capital and general corporate purposes. We cannot predict when or whether the Warrants will be exercised, and it is possible that the Warrants may expire unexercised. For information about the Selling Stockholder, see “Selling Stockholder.”

The Selling Stockholder will pay any underwriting discounts and commissions and expenses incurred by the Selling Stockholder for brokerage or legal services or any other expenses incurred by the Selling Stockholder in disposing of the shares of common stock offered hereby. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of common stock covered by this prospectus, including all registration and filing fees and fees and expenses of our counsel and accountants.

DESCRIPTION OF SECURITIES

The following summary describes the material provisions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws and does not purport to be complete and is qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”), each as in effect as of the date of this prospectus. Copies of these documents are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information; Incorporation by Reference.”

General

Our amended and restated certificate of incorporation authorizes capital stock consisting of:

•	850,000,000 shares of common stock, par value $0.0001 per share; and

•	10,000,000 shares of preferred stock, par value $0.0001 per share.

As of December 30, 2024, there were 12,853,823 shares of common stock outstanding, held by 27 stockholders of record, and no shares of preferred stock outstanding. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record does not include stockholders whose shares may be held in trust by other entities.

Common Stock

Voting Rights

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our common stock do not have cumulative voting rights in the election of directors.

Dividends

Holders of shares of our common stock are entitled to receive ratably those dividends, if any, when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock are entitled to receive ratably our remaining assets legally available for distribution.

Rights and Preferences

Our common stock is not subject to further calls or assessments by us. Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Fully Paid and Non-Assessable

All shares of our common stock outstanding are fully paid and non-assessable.

Anti-Takeover Provisions

Certain provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations

We are subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder for a period of three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 of the DGCL do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our capital stock entitled to vote generally in the election of directors are able to elect all our directors.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with the number of directors in each class being as nearly equal in number as possible. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered terms. Our amended and restated certificate of incorporation provides that directors may only be removed from our board of directors for cause by the affirmative vote of a majority of the shares entitled to vote. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of a majority of the board of directors or the chairman of the board of directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of our management.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our capital stock entitled to vote thereon were present and voted, unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Further, our amended and restated bylaws provide that only the chairperson of our board of directors or a majority of our board of directors may call special meetings of our stockholders, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our amended and restated certificate of incorporation.

The foregoing provisions of our amended and restated certificate of incorporation and our amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit stockholders.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of FTC Solar. Pursuant to Section 262 of the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s shares thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or stockholders to us or our stockholders, (iii) action asserting a claim against us, any director or our officers and employees arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery, (iv) action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, (v) action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine, or (vi) any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL; provided, however, that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to us or our stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, an investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Indemnification Agreements

We have entered into separate indemnification agreements with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock is Continental Stock Transfer & Trust Company.

Listing

Our common stock is listed on Nasdaq under the symbol “FTCI.”

PRIVATE PLACEMENT

On December 4, 2024 (the “Closing Date”), we entered that certain Securities Purchase Agreement (the “Purchase Agreement”) with the Selling Stockholder, pursuant to which we sold, and the Selling Stockholder purchased, approximately $15,000,000 in principal amount of senior secured promissory notes (the “Senior Notes”) and the Warrants.

The Warrants are exercisable for ten (10) years to purchase an aggregate of 1,750,000 shares of common stock at an exercise price of $0.10, subject to adjustment under certain circumstances described in the Warrants.

A member of the Board of Directors of the Company, Pablo Barahona, invested $500,000 in the Selling Stockholder, which was used to finance the purchase price of the offering.

The following summary of certain terms and provisions of the Warrants is not complete and is subject to, and qualified in its entirety, by the provisions of the Warrants, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Exercisability. The Warrants are exercisable at any time up to the date that is ten (10) years from the date of issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the offer and sale of the shares of common stock underlying the Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the offer and sale of the shares of common stock underlying the Warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may elect to exercise the Warrant through a cashless exercise. In such a case, the holder would receive upon such exercise the net number of shares determined according to the formula set forth in the Warrant. No fractional shares will be issued in connection with the exercise of a Warrant, but rather the number of shares of common stock to be issued shall be rounded up to the nearest whole number.

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the Warrants is equal to $0.10. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to list the Warrants on any securities exchange or nationally recognized trading system.

Participation Rights. For ninety days following the Closing Date, in the event that the Company proposes to issue indebtedness under certain circumstances in an aggregate principal amount of up to $25,000,000, the Selling Stockholder shall have the right to purchase, in the same form and on the same terms and conditions as the offering, such indebtedness issued by the Company in an aggregate principal amount of up to $5,000,000, including Warrants to purchase a pro rata amount up to an additional 583,333 shares of common stock.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Warrants and generally including one or more related transactions in which we effect (1) certain mergers or consolidations, (2) certain sales, leases, licenses, assignments, transfers, conveyances or other dispositions of all or substantially all of our assets, (3) certain purchase offers, tender offers or exchange offers by a person other than us or one of our subsidiaries is completed pursuant to which our stockholders are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of more than 50% of our common stock or more than 50% of the voting power of the common equity of the Company, (4) any reclassification, reorganization or recapitalization of the common stock of the Company, or (5) the consummation of a stock or share purchase agreement or other business combination whereby the counterparty acquires more than 50% of the outstanding common stock or more than 50% of the voting power of the common equity of the Company, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction. Notwithstanding the foregoing, in the event of a fundamental transaction, the holders of the Warrants have the right to require us or a successor entity to redeem the Warrants for cash in the amount of the Black Scholes Value (as defined in the Warrants) of the unexercised portion of the Warrants concurrently with the consummation of a fundamental transaction or within two trading days of such request.

Rights as a Stockholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of our common stock, the holder of a Warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the Warrant.

Governing Law. The Warrants are governed by New York law.

The Warrants, and the shares of common stock issuable upon the exercise of such Warrants, were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder.

SELLING STOCKHOLDER

The shares of common stock being offered by the Selling Stockholder are those issuable to the Selling Stockholder upon exercise of the warrants. For additional information regarding the warrants, see “Private Placement” above. We are registering the shares of common stock in order to permit the Selling Stockholder to offer the shares for resale from time to time. Except for the ownership of the Warrants issued pursuant to the Purchase Agreement, the Selling Stockholder have not had any material relationship with us within the past three years.

The table below lists the Selling Stockholder and other information regarding the beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the shares of common stock held by the Selling Stockholder. The second column lists the number of shares of common stock owned by the Selling Stockholder, based on their respective ownership of shares of common stock and Warrants, as of December 30, 2024, assuming the exercise in their entirety of the Warrants held by the Selling Stockholder without regard to any limitations set forth therein.

The third column lists the shares of common stock being offered by this prospectus by the Selling Stockholder and does not take in account any limitations on exercise of the Warrants set forth therein.

In accordance with the terms of a registration rights agreement with the holders of the Warrants, this prospectus generally covers the resale of the maximum number of shares of common stock that may be issued upon exercise of the Warrants. Because of adjustments permitted by the Warrants, the total number of shares of common stock that may be issued upon exercise of the Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the Selling Stockholder pursuant to this prospectus.

The Selling Stockholder may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares of Common stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock of Owned After Offering
AV Securities, Inc.(1)	1,750,000	1,750,000	—

(1)

According to information provided by AV Securities, Inc. (“AV”), consists of (i) 725,666 shares beneficially owned by Nashville Ventures LLC, (ii) 671,417 shares beneficially owned by Alentar Holdings Inc., (iii) 291,667 shares beneficially owned by UN Las Colinas C.A., (iv) 58,333 shares beneficially owned by Pablo Barahona, a member of the Board of Directors of the Company, and (v) 2,917 shares beneficially owned by Graciela Banez (collectively, the “Shares”). Each of Nashville Ventures, Alentar Holdings Inc., Un. Las Colinas, Pablo Barahona and Graciela Banez (each, a “Beneficial Owner”) has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Shares beneficially owned by such Beneficial Owner. AV is the registered holder of the referenced shares to be registered and is acting as an advisor and agent of record on behalf of the Beneficial Owners. The address of AV is Torre de las Americas, Ofc C-1903, Ciudad de Panama 0833, Panama.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon exercise of the Warrants to permit the resale of these shares of common stock by the Selling Stockholder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholder of the shares of common stock, although we will receive the exercise price of any Warrants not exercised by the Selling Stockholder on a cashless exercise basis. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The Selling Stockholder may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the Selling Stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales made after the date the Registration Statement is declared effective by the SEC;

•	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the Selling Stockholder may transfer the shares of common stock by other means not described in this prospectus. If the Selling Stockholder effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the Selling Stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The Selling Stockholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The Selling Stockholder may pledge or grant a security interest in some or all of the Warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Stockholder to include the pledgee, transferee or other successors in interest as Selling Stockholder under this prospectus. The Selling Stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the Selling Stockholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholder and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the Selling Stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, the Selling Stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Stockholder against liabilities, including some liabilities under the Securities Act in accordance with the Purchase Agreement or the Selling Stockholder will be entitled to contribution. We may be indemnified by the Selling Stockholder against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the Selling Stockholder specifically for use in this prospectus, in accordance with the Purchase Agreement or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the securities offered by this prospectus, to the extent governed by the laws of the State of New York, will be passed upon for us by Pryor Cashman LLP, New York, New York. Additional legal matters may be passed upon for us, the Selling Stockholder or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement. As appropriate, legal counsel representing the underwriters, dealers or agents will be named in the accompanying prospectus supplement and may opine to certain legal matters.

EXPERTS

The consolidated financial statements of FTC Solar Inc. (the Company) as of December 31, 2023 and for the year then ended incorporated by reference in this Prospectus and in the Registration Statement have been so incorporated in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2022 and for each of the two years in the period ended December 31, 2022 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2023 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

1,750,000 Shares of Common Stock

PROSPECTUS

January 7, 2025